                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 14)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                 44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

----------------------------------------                                        ----------------------------
         CUSIP No.: 35177K108                             13D                          Page 2 of 4 Pages
----------------------------------------                                        ----------------------------


------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. ID NO. OF ABOVE PERSON

               Bankgesellschaft Berlin AG
------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                          (a)  [  ]
                                                                                                 (b)  [  ]
------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                    WC
------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                               [  ]
      TO ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Federal Republic of Germany
------------------------------------------------------------------------------------------------------------
  NUMBER OF                SOLE VOTING POWER                                                      1,985,805
BENEFICIALLY
    OWNED                  SHARED VOTING POWER                                                            0
   BY EACH
  REPORTING                SOLE DISPOSITIVE POWER                                                 1,985,805
   PERSON
    WITH                   SHARED DISPOSITIVE POWER                                                       0
------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                1,985,805
------------------------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [  ]
------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                      16.5%
------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                                                           BK
-------------------------------------------------------------------------------- ----------------------------

                                Page 2 of 4 Pages

         This Amendment No. 14 amends and supplements Items 4 and 7 and Annex A of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares ("Shares") of Common Stock, par value $.01 per Share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund"). Annex A sets forth the name, address and principal occupation of each director and executive officer of the Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All of the individuals listed on Annex A are citizens of the Federal Republic of Germany. Items not included in this amendment are not amended and remain as previously reported.

ITEM 4. PURPOSE OF TRANSACTION

         In Amendment 13 to the Bank's Statement on Schedule 13D with respect to the Fund, the Bank reported that it had notified the Fund (the "Notice") that the Bank proposed to nominate four nominees of the Bank for election to the Fund's board of directors at the Annual Meeting of the Fund in 2003 and, in connection therewith, had delivered to the Fund written notice of such nominations.

         On May 28, 2003, the Fund and the Bank entered into an agreement relating to the future governance of the Fund. A copy of that agreement (the "Governance Agreement") is attached hereto as Exhibit A.

         Pursuant to the Governance Agreement Messrs. Moritz Sell and Gregory Melville, both of whom had been named as director nominees of the Bank in the Notice, will be nominated by the Fund's Board of Directors for reelection to the Board at the Fund's annual meeting to be held on June 24, 2003. In connection with the Bank's and the Fund's entry into the Governance Agreement, by letter dated May 28, 2003 from the Bank to the Fund, the Bank has withdrawn its own director nominations for the Fund's 2003 annual meeting of stockholders. A copy of the Bank's letter to the Fund is attached hereto as Exhibit B.

         Except as set forth herein, in the Governance Agreement and in the
Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A. Governance Agreement, dated as of May 28, 2003, by and between The France Growth Fund, Inc. and Bankgesellschaft Berlin AG

         Exhibit B. Letter, dated as of May 28, 2003, from Bankgesellschaft Berlin AG to The France Growth Fund, Inc.



                               Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  May 28, 2003                          BANKGESELLSCHAFT BERLIN AG


                                             By: /s/ Moritz Sell
                                                 ---------------------------
                                                 Name:  Moritz Sell
                                                 Title: Director

                                             By: /s/ Dirk Kipp
                                                 ---------------------------
                                                 Name:  Dirk Kipp
                                                 Title: Managing Director

                               Page 4 of 4 Pages

                                                                         Annex A


Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin, Federal Republic of Germany.

MEMBERS OF THE MANAGING BOARD

NAME AND ADDRESS                                PRINCIPAL OCCUPATION

Hans-Joerg Vetter                               Chairman of the Managing Board of Bankgesellschaft Berlin AG

Serge Demoliere                                 Member of the Managing Board of Bankgesellschaft  Berlin AG

Dr. Johannes Evers                              Member of the Managing Board of Bankgesellschaft Berlin AG

Uwe Kruschinski                                 Member of the Managing Board of Bankgesellschaft Berlin AG

Norbert Pawlowski                               Member of the Managing Board of Bankgesellschaft Berlin AG

Dr. Thomas Veit                                 Member of the Managing Board of Bankgesellschaft Berlin AG

EXECUTIVE OFFICER

NAME AND ADDRESS                                PRINCIPAL OCCUPATION

Dariush Ghassemi-Moghadam                       Managing Director of Bankgesellschaft Berlin AG
Unternehmensentwicklung

Klaus Spicker                                   Managing Director of Bankgesellschaft Berlin AG
Recht

Jochen W. Sawahn                                Managing Director of Bankgesellschaft Berlin AG
Personal

Dr. Uwe-Jens Siegert                            Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Revision
Hardenbergstrasse 32
D-10623 Berlin




Martin Mueller                                  Managing Director of Bankgesellschaft Berlin AG, Berlin and
Treasury                                        General Manager of Bankgesellschaft Berlin AG,
and                                             London Branch
Debt Finance (temporarily)
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Dirk Kipp                                       Managing Director of Bankgesellschaft Berlin AG
Eigenhandel

Uwe Papesch                                     Managing Director of Bankgesellschaft Berlin AG
Equities

Bartho Schroeder                                Managing Director of Bankgesellschaft Berlin AG
Business Management

Ludwig Reinhardt                                Managing Director of Bankgesellschaft Berlin AG
Zins-/Kreditprodukte

Frank-Michael Boenke                            General Manager of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG                      London Branch
London Branch
1 Crown Court
Cheapside
GB-London EC2V 6JP

Gerhard Roller                                  Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Internationales Geschaft
Hardenbergstrasse 20
D-10623 Berlin

Dr. Christian Engell                            Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Firmenkunden
Prinzregentenstrasse 25
D-10715 Berlin

Beate Brummel                                   Managing Director of Bankgesellschaft Berlin AG
Kreditbereich Kapitalmarktgeschaft




Ronald Berentin                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Firmenkunden und Privatkunden
Hardenbergstrasse 21
D-10623 Berlin

Dr. Georg Reutter                               Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kredit Immobilien BG
Corneliusstr, 7
D-10787 Berlin

Axel Lange                                      Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditbereich IBAG/IBG
Corneliusstr, 7
D-10787 Berlin

Helmut Ramthun                                  Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Compliance
Brunnenstrasse 111
D-13355 Berlin

Dr. Karl-Friedrich Hirschhaeuser                Managing Director of Bankgesellschaft Berlin AG
Risikocontrolling

Willi Boehmer                                   Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Finanzen
Brunnenstrasse 111
D-13355 Berlin

Dr. Christian Burmester                         Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Kreditsekretariat
Brunnenstrasse 111
D-13355 Berlin

Siegfried Schoelper                             Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Controlling
Brunnenstrasse 111
D-13355 Berlin



Stefan Traegler                                 Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Organisation u. Informationstechnologie
Brunnenstrasse 111
13355 Berlin

Michael Wenzel                                  Managing Director of Bankgesellschaft Berlin AG
Bankgesellschaft Berlin AG
Risikobetreuung
Firmenkunden u. Privatkunden
Hardenbergstrasse
32
D-10623 Berlin

Hans-Werner Wilms                               General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfuerstendamm 201
10719 Berlin

Guenter Laubner                                 General Manager of Bankgesellschaft Berlin Invest GmbH
Bankgesellschaft Berlin Investment GmbH
Kurfuerstendamm 201
10719 Berlin

               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

                  The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.

                                                                       EXHIBIT A


                                    AGREEMENT

         THIS AGREEMENT (this "Agreement") is made as of this 28th day of May, 2003, by and between THE FRANCE GROWTH FUND, INC., a Maryland corporation registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the "Fund"), and BANKGESELLSCHAFT BERLIN AG (the "Bank").

         WHEREAS, the Fund and the Bank have reached certain understandings with regard to the future governance of the Fund and desire to work together in the interest of promoting the continuance of the Fund as an investment vehicle for the benefit of all of the stockholders of the Fund; and

         WHEREAS, on the basis of the understandings reached herein, the Bank has withdrawn its notice of the nomination of an opposing slate of directors for the 2003 Annual Meeting of Stockholders of the Fund; and

         WHEREAS, the Fund and the Bank desire to enter into this Agreement to effect the above-referenced understandings and intentions;

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. Bylaw Amendments and Articles Supplementary. Simultaneously with the execution by the parties of this Agreement, (a) the Board of Directors of the Fund (the "Board") is adopting amendments (the "Bylaw Amendments") to the Fifth Amended and Restated Bylaws of the Fund in the form attached hereto as Exhibit A, and (b) the Fund is filing with the State Department of Assessments and Taxation of Maryland Articles Supplementary in the form attached hereto as Exhibit B setting forth (i) the Fund's repeal of its election to be subject to
Section 3-804(c) and Section 3-805 of the Maryland General Corporation Law (the "MGCL") and (ii) the prohibition on the Fund electing to be subject to Section 3-805 of the MGCL in the future.

         2. Voting Agreement and Filling of Vacancies. During the Term (as defined herein) of this Agreement, the Bank will vote or cause to be voted all of the shares of the Fund owned of record or beneficially by it (a) in favor of all of the nominees to serve as Affiliated Directors (as defined in the Bylaw Amendments) or Unaffiliated Directors (as defined in the Bylaw Amendments), as the case may be, in order to maintain the Applicable Proportion (as defined in the Bylaw Amendments) for each year as indicated in the Bylaw Amendments, (b) in favor of any proposal approved by the Board for submission to the stockholders, and (c) against any stockholder proposal not approved by the Board. During the Term: (x) in the event of a vacancy on the Board arising from the death, incapacity, resignation or removal of any Affiliated Director (except a resignation necessary to maintain the Applicable Proportion in accordance with the Bylaw Amendments), a person acceptable to the Bank shall be nominated and elected by the Board to fill such vacancy and shall be deemed to be an Affiliated Director; (y) in the event of a vacancy on the Board arising from the death, incapacity, resignation or removal of any Unaffiliated Director (except a resignation necessary to maintain the Applicable Proportion in accordance with the Bylaw Amendments), a person acceptable to the Unaffiliated Directors shall be nominated and elected by the Board to fill such vacancy and shall be deemed to be an Unaffiliated Director; and (z) in the event that any vacancy is filled by the stockholders, the Bank will vote or cause to be voted all of the shares of the Fund owned of record or beneficially by it in favor of the Board's nominee to fill such vacancy selected in accordance with the two preceding clauses. Additionally, Board nominees to serve as Unaffiliated Directors shall be subject to the approval of the Affiliated Directors on the Board, which approval shall not be unreasonably withheld, and Board nominees to serve as Affiliated Directors shall be subject to the approval of the Unaffiliated Directors on the Board, which approval shall not be unreasonably withheld.

         3. Nominations and Solicitation of Proxies. The Fund, on its own behalf and on behalf of the Board, covenants and agrees that, during the Term of this Agreement, the Fund and the Board shall cause individuals to be nominated for election as director and conduct solicitations of proxies for nominees for director in a manner consistent with the composition of the Board established under the Bylaw Amendments (irrespective of whether, during the Term, such Bylaw Amendments are subsequently amended or held invalid or unenforceable), it being understood that this shall not affect the right of stockholders not affiliated with the Bank to propose nominees for director.

         4. Special Meetings of Stockholders of the Fund. The Bank will not take any action during the Term of this Agreement to require the Fund to hold a special meeting of stockholders.

         5. Chairman of the Audit Committee of the Board. Simultaneously with the execution by the parties of this Agreement, the Board is appointing Moritz Sell as Chairman of the Audit Committee of the Board effective at the conclusion of the 2003 Annual Meeting of Stockholders of the Fund.

         6. International Advisory Board. Simultaneously with the execution by the parties of this Agreement, the Board is establishing an International Advisory Board of the Fund (the "Advisory Board") composed of former directors of the Fund and appointing to such Advisory Board, effective upon their retirement from the Board, the Honorable Walter Curley, who shall be chairman of the Advisory Board, and Jean Arvis. The Advisory Board may also include other distinguished individuals.

         7. Disclosure. Neither the Bank nor the Fund will make any announcement or issue any news release or other statement concerning the matters covered by this Agreement without the agreement of the other unless counsel to the Bank or the Fund, as applicable, determines that a statement is required by law, in which case such release or other statement shall be made in manner and content as determined by such counsel.

         8. Term and Termination. Subject to the following termination provisions of this section, this Agreement and the obligations of the parties hereunder shall be in full force and effect from the date of execution hereof and shall expire and be without any further force or effect on June 30, 2006 (the "Term"). Subject to Section 9 hereof, this Agreement and the obligations of the parties hereunder shall terminate and be without any further force or effect under the following circumstances:

              (a) if any material provision of the amendments of the Fund's Bylaws provided for hereby ceases to be in effect for any reason, either party may terminate this agreement by notice to the other party;

              (b) if either party breaches this Agreement in any material respect, the other party may terminate this Agreement by notice to the breaching party, provided that if the breaching party, upon receipt of such notice, cures the breach as promptly as practicable and no adverse consequences result from the breach to the nonbreaching party, such termination shall not occur; or

              (c) if the Bank sells or transfers shares of its stock of the Fund (a "Transfer") and, solely as a result of such Transfer, the Bank owns of record or beneficially less than 15% of the outstanding shares of stock of the Fund; provided, however, that, in the event of a proposed Transfer to an affiliate of the Bank or a member of a group acting in concert with the Bank within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (i) the Bank shall be obligated to require such proposed transferee, as a condition to the effectiveness of such Transfer, to become bound by the terms of this Agreement and, in the absence of such transferee so becoming bound, the Fund may refuse to transfer such shares on the books of the Fund and (ii) a Transfer consummated in accordance with the preceding clause (i) of this Section 8(c) shall not result in a termination of this Agreement.

         For purposes of this Section 8, (i) actions taken by the Unaffiliated Directors shall be deemed to be actions of the Fund, and (ii) the term "material" shall apply, without limitation, to the following provisions: (A) the supermajority voting provisions set forth in Article III, Section 11 of the Bylaws with respect to all actions that may be taken by the Board; (B) the director composition, the nomination and proxy solicitation provisions set forth in Article III, Sections 2 and Section 3 of the Bylaws and Sections 2 and 3 of this Agreement; (C) the director appointment provisions set forth in Article III, Section 6 of the Bylaws and Section 2 of this Agreement; (D) the provisions relating to composition and action by committees of the Board set forth in
Article III, Sections 16 and 17 of the Bylaws; and (E) the provisions of Sections 1, 4, 5 and 6 and Section 8(c) of this Agreement. Compliance with and effectiveness of the terms of this Agreement is not severable.

         9. Board Representation in Event of Termination. If this Agreement is terminated solely as a result of a Transfer pursuant to Section 8(c) of this Agreement (a "Section 8(c) Termination"), then, until June 30, 2006, the Bank shall remain entitled to the number of Affiliated Directors set forth in Article III, Section 2 of the Bylaws, reduced in the manner provided therein based on the percentage of outstanding stock of the Fund then owned by the Bank and the obligations of the parties under Sections 2 and 3 of this Agreement regarding only the nomination and solicitation of proxies with respect to Bank nominees for director (and not with regard to the voting of shares) shall remain in force consistent therewith. The Bank shall cause Affiliated Directors to resign from the Board of Directors as required to effect this Section 9. The obligations of the parties under this Section 9 (and, accordingly, the obligations of the parties under Sections 2 and 3 of this Agreement consistent herewith) shall survive only a Section 8(c) Termination, but shall in any event be without any further force or effect on June 30, 2006.

I. 10. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MARYLAND (WITHOUT REGARD TO MARYLAND CONFLICT OR CHOICE OF LAW PROVISIONS) AND THE LAWS OF THE UNITED STATES, INCLUDING, WITHOUT LIMITATION, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED ("FEDERAL LAW"). TO THE EXTENT THAT THE APPLICABLE LAWS OF THE STATE OF MARYLAND CONFLICT WITH THE APPLICABLE PROVISIONS OF FEDERAL LAW, THE LATTER SHALL CONTROL.

         11. Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements, or conditions, express or implied, oral or written, except as contained in this Agreement.

         12. Equitable Relief. The parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by any party and that any such breach would cause the non-breaching party irreparable harm. Accordingly, each of the parties agrees that in the event of any breach or threatened breach of one or more of the provisions of this Agreement by a party, the other party shall be entitled, without the requirement of posting a bond or other security, to one or more preliminary or permanent injunctions (a) restraining any act which would constitute a breach or (b) compelling the performance of any obligation which, if not performed, would constitute a breach. Such remedy shall not be the exclusive remedy for any breach of this Agreement but shall be in addition to all other remedies available at law or equity to the parties.

         13. Further Assurances. In the event that any provision of this Agreement, the Bylaw Amendments or any document related thereto is held invalid or unenforceable, the parties hereto agree to use best efforts to perform every provision of this Agreement, the Bylaw

Amendments and related documents in a manner consistent with the intent of the parties as expressed in this Agreement. The parties acknowledge and agree that the assurances and covenants contained in this Agreement have been bargained for independently of any other instrument and shall survive for the Term, irrespective of whether, during the Term, the Bylaw Amendments are subsequently amended or held invalid or unenforceable.

         14. Amendments. This Agreement may be amended only by an instrument in writing signed by both of the parties hereto.




                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT UNDER SEAL AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.


                                        THE FRANCE GROWTH FUND, INC.


                                        BY:    /s/ Pierre H.R. Daviron
                                               ------------------------------
                                        NAME:  Pierre H.R. Daviron
                                               ------------------------------
                                        TITLE: President


                                        BANKGESELLSCHAFT BERLIN AG


                                        BY:    /s/ Dirk Kipp
                                               ------------------------------
                                        NAME:  Dirk Kipp
                                               ------------------------------
                                        TITLE: Managing Director


                                        BY:    /s/ Moritz Sell
                                               ------------------------------
                                        NAME:  Moritz Sell
                                               ------------------------------
                                        TITLE: Director

                          THE FRANCE GROWTH FUND, INC.

                                   AMENDMENTS
                                       TO
                        FIFTH AMENDED AND RESTATED BYLAWS


         1. Article II, Section 3 (Special Meetings) is hereby amended as follows:

              (a) by deleting the words "and pursuant to Article SECOND of the Articles Supplementary accepted for record by the State Department of Assessments and Taxation of Maryland (the "SDAT") as of June 15, 2000" from subsection (a) thereof;

              (b) by adding a new sentence to the end of subsection (a) thereof to read as follows: "This Section 3(a) may not be altered, amended or repealed except by the Stockholders."; and

              (c) by deleting the words "a majority" from the third line of subsection (b)(2) and inserting in lieu thereof the words "forty percent".

         2. Article II, Section 5 (Scope of Notice) is hereby amended by deleting the word "Any" from the beginning of the first line and inserting in lieu thereof the words "Subject to Section 13 of this Article II, any".

         3. Article II is hereby amended by adding a new Section 17 to the end thereof to read as follows:

         "Section 17. Amendments to this Article. Subject to Section 3(a) of this Article II, prior to the earlier of June 30, 2006 or the termination of that certain Agreement, dated as of May 28, 2003 (the "Bank Agreement"), by and between the Corporation and Bankgesellschaft Berlin AG (the "Bank"), this
Article II of these Bylaws may be amended only by the Stockholders, unless amended by two-thirds of the entire Board of Directors (or 75% of the entire Board of Directors, if such vote is then required for director action under
Article III, Section 11 of these Bylaws), in which case no Stockholder vote shall be required; provided, however, that if the application of the majorities required for Board action specified in this sentence is held to be ineffective, this Article II of these Bylaws may be amended only by the Stockholders."

         4. Article III, Section 2 (Number of Directors) is hereby amended by adding a new paragraph to the end thereof to read as follows:

         "The number of directors constituting the entire Board of Directors shall be reduced effective at the conclusion of the annual meeting of Stockholders to be held in 2003,

2004 and 2005, so that the number of directors constituting the entire Board of Director will be as follows, with the proportion (for each year, an "Applicable Proportion") of directors (the "Affiliated Directors") affiliated with the Bank and directors not affiliated with the Bank (the "Unaffiliated Directors") shown below (subject to the right of Stockholders not affiliated with the Bank or acting in concert with the Bank to nominate individuals for election as director):

               Total Number      Number of                 Number of
     Year      of Directors      Unaffiliated Directors    Affiliated Directors
     ----      ------------      ----------------------    --------------------

     2003           11               7                         4
     2004            9               5                         4
     2005            7               4                         3

The Applicable Proportion shall be subject to the following limitations: (a) in the event that the Bank holds of record or beneficially less than 15% but more than 10% of the outstanding shares of stock of the Corporation solely as a result of a sale or transfer by the Bank of shares (a "Transfer"), the number of Affiliated Directors to which the Bank shall be entitled shall never be more than two; (b) in the event that the Bank holds of record or beneficially less than 10% but more than 5% of the outstanding shares of stock of the Corporation solely as a result of a Transfer, the number of Affiliated Directors to which the Bank shall be entitled shall never be more than one; and (c) in the event that the Bank holds of record or beneficially less than 5% of the outstanding shares of stock of the Corporation solely as a result of a Transfer, the number of Affiliated Directors to which the Bank shall be entitled shall be zero. For the purposes of these Bylaws, an individual nominated or elected to serve as a director shall be deemed to be affiliated with the Bank if such person is a director, officer, employee or agent of the Bank or is otherwise acceptable to the Bank for nomination for election as an Affiliated Director."

         5. Article III, Section 3 (Term of Directors) is hereby amended as follows:

              (a) by adding "; Qualifications. (a) Term." after "Term of Directors" in the first line;

              (b) by deleting the last sentence; and

              (c) by adding a new subsection (b) to the end thereof to read as follows:

                   "(b) Qualifications. To qualify as a nominee for a directorship, an individual, at the time of nomination, (i) (A) shall not have an affiliation or lack of affiliation, which, if elected to the Board of Directors together with any other nominees then standing for election, would cause the Corporation to violate the Applicable Proportion, as set forth in
Section 2 of this Article III or (B) shall have been nominated by a stockholder that is not affiliated with the Bank or acting in concert with the Bank, irrespective of the effect that the election of such individual would have on the Applicable Proportion; and (ii) if an incumbent director, the individual shall have attended during the last three full fiscal years at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of all committees of the Board on which he served, or, if such incumbent director has not served as a director of the Corporation for at least the last three full fiscal years, shall have attended during his term as a director at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of all committees of the Board on which he served. The Nominating Committee, in its sole discretion, shall determine whether an individual satisfies the foregoing qualifications; provided, however, that the Unaffiliated Directors on the Nominating Committee shall separately determine whether an individual to be nominated by the Board to serve as an Unaffiliated Director satisfies the foregoing qualifications and the Affiliated Directors on the Nominating Committee shall separately determine whether an individual to be nominated by the Board to serve as an Affiliated Director satisfies the foregoing qualifications. Additionally, Board nominees to serve as Unaffiliated Directors shall be subject to the approval of the Affiliated Directors on the Board, which approval shall not be unreasonably withheld, and Board nominees to serve as Affiliated Directors shall be subject to the approval of the Unaffiliated Directors on the Board, which approval shall not be unreasonably withheld. Any individual who does not satisfy the qualifications set forth under this subsection (b) shall not be eligible for nomination or election as a director. A director need not be a stockholder of the Corporation, a citizen of the United States or a resident of the State of Maryland. The Board of Directors shall cause individuals to be nominated by the Board for election as director and conduct solicitations of proxies for nominees for director in a manner consistent with the composition of the Board of Directors established under these Bylaws, subject to the right of Stockholders not affiliated with the Bank or acting in concert with the Bank to propose nominees for director."

         6. Article III, Section 6 (Vacancies) is hereby amended by deleting such section in its entirety and inserting a new section in lieu thereof to read as follows:

         "Subject to the 1940 Act, if for any reason any or all of the directors cease to be directors, such event shall not terminate the Corporation or affect the powers of the remaining directors hereunder. Subject to the following sentences, vacancies on the Board of Directors shall be filled in the manner provided under Section 2-407 of the MGCL, or any successor provision. In the event of a vacancy on the Board arising from the death, incapacity, resignation or removal of any Affiliated Director (except a resignation necessary to maintain the Applicable Proportion), only a person acceptable to the Bank shall be qualified to be nominated and elected by the Board to fill such vacancy and shall be deemed to be an Affiliated Director. In the event of a vacancy on the Board arising from the death, incapacity, resignation or removal of any Unaffiliated Director (except a resignation necessary to maintain the Applicable Proportion), only a person acceptable to the Unaffiliated Directors shall be qualified to be nominated and elected by the Board to fill such vacancy and shall be deemed to be an Unaffiliated Director. Additionally, Board nominees to serve as Unaffiliated Directors shall be subject to the approval of the Affiliated Directors on the Board, which approval shall not be unreasonably withheld, and

Board nominees to serve as Affiliated Directors shall be subject to the approval of the Unaffiliated Directors on the Board, which approval shall not be unreasonably withheld."

         7. Article III, Section 11 (Quorum and Voting) is hereby amended as follows:

              (a) by deleting the first sentence and inserting the following sentences in lieu thereof to read as follows:

         "At such time as the Bank no longer holds of record or beneficially at least 15% of the outstanding stock of the Corporation solely as a result of a Transfer, one-third, but not less than two, of the members of the entire Board of Directors shall be present in person at any meeting of the Board of Directors in order to constitute a quorum for the transaction of business at such meeting. For so long as the Bank holds of record or beneficially at least 15% of the outstanding stock of the Corporation (excluding dilution in percentage ownership resulting from an event other than a Transfer), a majority of the entire Board of Directors shall be present in person at any meeting of the Board of Directors in order to constitute a quorum for the transaction of business at such meeting. At such time as the Bank no longer holds of record or beneficially at least 15% of the outstanding stock of the Corporation solely as a result of a Transfer, except as otherwise expressly required by law (including the MGCL and the 1940
Act), the Articles of Incorporation or these Bylaws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the action of the Board of Directors. For so long as the Bank holds of record or beneficially at least 15% of the outstanding stock of the Corporation (excluding dilution in percentage ownership resulting from an event other than a Transfer), action by the Board of Directors shall be subject to the following requirements:
(a) subject to clause (b) of this Section 11, except to the extent that a greater proportion of directors is expressly required by law (including the MGCL and the 1940 Act), the Articles of Incorporation or these Bylaws to take or approve any action, the action of two-thirds of the entire Board of Directors shall be the action of the Board of Directors, except that the Board of Directors may approve actions requiring stockholder approval set forth in
Article VIII of the Articles of Incorporation by a majority of the directors present at any meeting at which a quorum is present; and (b) in the event that there exists a vacancy on the Board of Directors that results in a number of Affiliated Directors serving on the Board of Directors that is less than the number required to maintain the Applicable Proportion, except to the extent that a greater proportion of directors is expressly required by law (including the MGCL and the 1940 Act), the Articles of Incorporation or these Bylaws to take or approve any action, the action of 75% of the entire Board of Directors shall be the action of the Board of Directors."; and

              (b) by deleting the second paragraph.

         8. Article III, Section 12 (Organization) is hereby amended by deleting the words ", be ex officio a member of all committees of the Board of Directors" from the third line thereof.

         9. Article III, Section 16 (Executive Committee) is hereby amended by deleting such section in its entirety and inserting in lieu thereof a new section to read as follows:

                  "The Board of Directors may appoint from the directors an Executive Committee consisting of two or more directors. If appointed, the Executive Committee shall have such powers and shall be subject to such rules of procedure as may be determined by the Board of Directors from time to time."

         10. Article III, Section 17 (Other Committees) is hereby amended as follows:

              (a) by adding "Chairmen of Committees;" before "Other Committees" in the first line; and

              (b) by adding a new sentence at the beginning of the section to read as follows: "Without limiting the aggregate number of years that any director may serve as chairman of a committee of the Board of Directors, no director shall serve as chairman of any committee of the Board of Directors for more than two consecutive years and at least two years shall elapse before any director may be reelected chairman of any committee of the Board of Directors."

         11. Article III is hereby amended by adding a new Section 22 to the end thereof to read as follows:

         "Section 22. Approval of Advisory Services. Any action or consent of the Board of Directors with respect to the retention or continuation of any employee or external investment advisor to manage the Corporation's assets shall be subject to the requirements of Section 11 of this Article."

         12. Article III is hereby amended by adding a new Section 23 to the end thereof to read as follows:

         "Section 23. Amendments to this Article. Prior to the earlier of June 30, 2006 or the termination of the Bank Agreement, this Article III of these Bylaws may be amended only by the Stockholders, unless amended by two-thirds of the entire Board of Directors (or 75% of the entire Board of Directors, if such vote is then required for director action under Article III, Section 11 of these Bylaws), in which case no Stockholder vote shall be required; provided, however, that if the application of the majorities required for Board action specified in this sentence is held to be ineffective, this Article III of these Bylaws may be amended only by the Stockholders."

         13. Article X (Independent Public Accountants) is hereby amended by deleting such article in its entirety and inserting a new article in lieu thereof to read as follows:

                  "The firm of independent public accountants which shall sign or certify the financial statements of the Corporation which are filed with the Securities and Exchange Commission shall be selected annually by the Audit Committee, subject to ratification of such selection by the vote of a majority of the Corporation's directors who are not interested persons of the Corporation as that term is defined in Section 2(a)(19) of the 1940 Act."

                          THE FRANCE GROWTH FUND, INC.

                             ARTICLES SUPPLEMENTARY


         The France Growth Fund, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "SDAT"), that:

         FIRST: Under a power contained in Title 3, Subtitle 8 of the Maryland General Corporation Law (the "MGCL"), the Corporation, by resolutions of its Board of Directors (the "Board of Directors") duly adopted at meetings duly called and held, repealed the Corporation's election to be subject to Section 3-804(c) and Section 3-805 of the MGCL and, pursuant to Section 3-802(c) of the MGCL, prohibited the Corporation from electing to be subject to Section 3-805 of the MGCL in the future.

         SECOND: The repeal of the Corporation's election to be subject to
Section 3-804(c) and Section 3-805 of the MGCL and the prohibition on electing to be subject to Section 3-805 of the MGCL in the future have been approved by the Board of Directors in the manner and by the vote required by law.

         THIRD: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

         IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and attested by its Secretary on this ____ day of May, 2003.


ATTEST:                                      THE FRANCE GROWTH FUND, INC.



__________________________________           _____________________________(SEAL)

Steven M. Cancro                             Pierre H. R. Daviron
Secretary                                    President

                                                                       EXHIBIT B

                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                             D-10178 Berlin, Germany
                                +44.20.7572.6200



                                                              May 28, 2003


The Board of Directors
The France Growth Fund, Inc.
237 Park Avenue
Suite 900
New York, New York  10017
Attn: Corporate Secretary

Gentlemen:

         We refer to the Agreement, dated as of today (the "Agreement"), by and between The France Growth Fund, Inc. ("the Fund") and Bankgesellschaft Berlin, AG (the "Bank") regarding the future governance of the Fund. The Bank believes that the Fund's entry into the Agreement is in the best interests of the Fund and its stockholders and that the Agreement is designed to allow the Fund to move forward to ensure the long-term success and continuity of the Fund.

         In light of your entry into the Agreement, the Bank hereby withdraws its notice, delivered to the Fund on January 31, 2003, of the nomination of an opposing slate of directors for election at the Fund's 2003 annual meeting of stockholders.

                                              Very truly yours,

                                              BANKGESELLSCHAFT BERLIN, A.G.

                                              By: /s/ Dirk Kipp
                                                  -----------------------------
                                                  Name:  Dirk Kipp
                                                  -----------------------------
                                                  Title: Managing Director
                                                  -----------------------------

                                              By: /s/ Moritz Sell
                                                  -----------------------------
                                                  Name:  Moritz Sell
                                                  -----------------------------
                                                  Title: Director
                                                  -----------------------------